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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(AMENDMENT NO. 1)

WILLIAMS CONTROLS, INC.
(Name of Subject Company (Issuer))

WILLIAMS CONTROLS, INC.
(Name of Filing Person, the Issuer)

Series A Preferred Stock, 7 1/2% Redeemable Convertible Series, $0.01 Par Value Per Share
(Title of Class of Securities)

969465103
(underlying common stock)
(CUSIP Number of Class of Securities)

Dennis Bunday
Chief Financial Officer
Williams Controls, Inc.
14100 SW 72nd Avenue
Portland, Oregon 97224
(503) 670-3307
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Broady R.Hodder
Davis Wright Tremaine LLP
1300 SW 5th Avenue, Suite 2300
Portland, Oregon 97201
(503) 241-2300

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
7,820,000	719.44

(1)
Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the exchange of all of the outstanding shares of Series A Preferred Stock, 7 1/2% Redeemable Convertible Series, $0.01 par value.

(2)
Previously paid.

☒
Check the box if any part of the fee is offset as provided by Rule 011 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$719.44	Form or Registration Number:	Schedule TO-I (File No. 5-41058)
Filing Party:	William Controls, Inc.	Date Filed:	June 10, 2002
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third party tender offer subject to Rule 14d-1.
  ☒
  issuer tender offer subject to Rule 13e-4.
  ☐
  going private transaction subject to Rule 13e-3.
  ☐
  amendment to Schedule 13D under Rule 13d-2.
  ☐
  Check the box if the filing is a final amendment reporting the results of a tender offer..

INTRODUCTORY STATEMENT

        This Amendment No. 1 (the "Amendment") amends and supplements the Tender Offer Statement to Schedule TO filed with the Securities and Exchange Commission on June 11, 2002 (the "Original Statement"), relating to the Exchange Offer (as defined in the Original Statement) by Williams Controls, Inc. to exchange one share of its Series A-1 Preferred Stock, Non-Redeemable Convertible Series, $0.01 par value ("Series A-1 Preferred"), for each outstanding share of its Series A Preferred Stock, 7 1/2% Redeemable Convertible Series, $0.01 par value ("Series A Preferred"), upon the terms and subject to the conditions contained in the Offering Memorandum dated June 10, 2002 (the "Offering Memorandum") and the related Letters of Transmittal.

        Except as provided in the Amendment, the terms and conditions previously set forth in the Exchange Offer remain unaltered by the Amendment. Capitalized terms used and not defined in the Amendment have the meaning given to such terms in the Original Statement and its exhibits.

ITEM 12. EXHIBITS.

ITEM 12 of the TO is hereby amended to change the organization of exhibits to Exhibits 12(a)(1)(i) and 12(d)(i).

(a)(1)(i)	Offering Memorandum dated June 10, 2002
(a)(1)(ii)	Form of Letter of Transmittal
(a)(1)(iii)	Form of Proxy
(a)(1)(iv)	Cover Letter to Offering Memorandum
(a)(1)(v)	Notice of Shareholder's Meeting dated May 31, 2002
(a)(2)	Not applicable
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	None.
(b)	Not applicable.
(d)(i)	Series B Preferred Stock Purchase Agreement, dated May 31, 2002.
(ii)	Preferred Stock Placement Agreement, dated April 17, 1998.
(iii)	Form of 12% Secured Subordinated Debentures
(iv)	Form of warrant
(v)	Intercreditor Agreement, dated February 13, 2001
(g)	None.
(h)	None.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ DENNIS BUNDAY Dennis Bunday Chief Financial Officer

Dated: June 11, 2002

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EXHIBIT INDEX

Exhibit No.	Description
12(a)(1)(i)	Offering Memorandum dated June 10, 2002
12(a)(1)(ii)	Form of Letter of Transmittal
12(a)(1)(iii)	Form of Proxy
12(a)(1)(iv)	Cover letter to Offering Memorandum
12(a)(1)(v)	Notice of Shareholder's Meeting dated May 31, 2002
12(d)(i)	Series B Preferred Stock Purchase Agreement, dated May 31, 2002.
12(d)(ii)	Preferred Stock Placement Agreement, dated April 17, 1998.
12(d)(iii)	Form of 12% Secured Subordinated Debentures
12(d)(iv)	Form of warrant
12(d)(v)	Intercreditor Agreement, dated February 13, 2001

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INTRODUCTORY STATEMENT
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EXHIBIT INDEX